ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

June 23, 2025

Mr. Michael Pawluk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Mr. Pawluk:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment number 56 to the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 11, 2025 (the “PEA”) for the purpose of adding Calamos Autocallable Income ETF (originally named Calamos [US Equity Autocallable Income] ETF) (“the Fund”) as a new series of the Registrant. Your comments provided via a videoconference call on May 27, 2025 are summarized below, and each comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment to the PEA pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. Where a comment is made as to disclosure in one area of the Fund’s registration statement, it is applicable to all similar disclosure appearing elsewhere in the Fund’s registration statement.

Response. The Registrant confirms that to the extent disclosure updates have been made in response to a Staff comment, such update has been made in all similar disclosure elsewhere in the registration statement.

2.	Comment. The Staff notes that the disclosure under the “Principal Investment Strategies” and “Principal Risks” headings in the summary section of the Prospectus and the non-summary section of the Prospectus seems to be duplicated in its entirety. The Staff notes that the summary section is intended to be a summary of the more fulsome disclosure provided in response to Item 9(b) and 9(c) of Form N-1A. Please summarize how the Fund intends to achieve its investment objective as specified by Item 4(a)(1) of Form N-1A and summarize the principal risks of investing in the Fund as specified by Item 4(b)(1) of Form N-1A.

Response. The Registrant has made the requested changes.

3.	Comment. The Staff notes that the first sentence under the heading “Principal Investment Strategies” states that “The Fund is an actively managed exchange-traded fund (“ETF”) that under normal market conditions will invest at least 80% of its total assets in financial instruments that provide exposure to the [US Equity Laddered Autocall Index] (the ‘Laddered Autocall Index’).” Will the Fund’s exposure attempt to replicate the Laddered Autocall Index? If so or if not, please include disclosure to that effect. Please also supplementally provide the Staff with a copy of the index methodology that the Fund will pursue.

Response. The Registrant has made the requested changes, noting that the Fund will not attempt to replicate the Autocallable Index (formerly, the Laddered Autocall Index). Instead, the level of the Autocallable Index will determine whether the Fund owes a periodic payment to, or is owed a periodic payment from, the swap counterparty. The Registrant has supplementally provided the Staff with a copy of the methodology that the Autocallable Index utilizes. The Registrant respectfully notes that the index methodology will be a feature of the Autocallable Index created and maintained by a third-party and not something that the Fund will pursue as part of its investment strategy.

4.	Comment. The Staff notes that the third paragraph under the heading “Principal Investment Strategies” states that the Fund’s portfolio will be comprised of “unfunded total return swaps, U.S. Treasuries, cash and cash equivalents.” However, the last sentence of the seventh paragraph under the heading “Principal Investment Strategies” states that the Fund may allocate cash to a number of other eligible collateral instruments. Are all the items listed in the latter sentence deemed to be cash equivalents? If not, please revise the sentence in the third paragraph to include reference to the types of investments listed as other eligible collateral instruments in the seventh paragraph.

Response. The Registrant has revised the disclosure in the third paragraph under the heading “Principal Investment Strategies” to note that a portion of the Fund’s cash may be invested in eligible collateral instruments such as investment-grade fixed income and floating rate bonds.

5.	Comment. The Staff notes that the paragraph directly preceding the “Principal Payoff of a Single Autocall at Maturity” chart on page 9 of the prospectus references a “European Knock-In Barrier” but does not explain what this is. Please describe what a “European Knock-In Barrier” is and how it may differ from other barriers discussed earlier in the Fund’s Prospectus.

Response. The Registrant has revised the disclosure to no longer refer to a “European Knock-In Barrier” but to refer instead to a “Maturity Barrier.” Moreover, the Registrant has updated the disclosure to provide an example illustrating the key feature of the Maturity Barrier, namely that of it existing only at Maturity, and in so doing to distinguish it from other barriers discussed in the Fund’s Prospectus. The Registrant also notes that the “Principal Payoff of a Single Autocall at Maturity” is now titled “Principal Payoff of a Single Autocallable at Maturity”. This change is in line with referring to the synthetic autocallable notes as autocallables instead of as autocalls.

6.	Comment. The Staff notes the inclusion of “non-diversification risk” as a principal investment risk of the Fund. Please add disclosure to the discussion of the Fund’s principal investment strategies stating that the Fund will be managed as a non-diversified fund.

Response. The Registrant has revised the principal investment strategies disclosure.

7.	Comment. Please provide supplementally the anticipated benchmark indices for the Fund.

Response. The Registrant notes that the benchmarks will be the following:

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Primary Benchmark: S&P 500 Total Return Index

Secondary Benchmark: MerQube US Large-Cap Vol Advantage Autocallable Index

8.	Comment. The Staff notes that “market risk” has been included in the Fund’s prospectus both as a principal risk and as a non-principal risk of the Fund. Please remove “market risk” as a non-principal risk of the Fund.

Response. The Registrant has revised the disclosure so that “market risk” no longer appears as a non-principal risk.

9.	Comment. The Staff notes that page 3 of the Fund’s Statement of Additional Information includes a table which lists illiquid securities as a non-principal investment strategy of the Fund and lists total return swaps as a principal investment strategy of the Fund. Will the total return swaps in which the Fund will invest be illiquid? If so, consider revising the table to change the reference to “illiquid securities” to “illiquid securities other than total return swaps.”

Response. The Registrant has revised the disclosure to note that the illiquid securities being referenced as non-principal risks applies to securities other than the total return swaps.

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We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:

John P. Calamos, Sr.

Erik D. Ojala, Esq.

J. Christopher Jackson, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Lawrence Zmerega, Esq., Ropes & Gray LLP

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